SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                File No. 0-17140

                            For the month of May 2007

                                   Tomkins plc

                 (Translation of registrant's name into English)

                   East Putney House, 84 Upper Richmond Road,
                         London SW15 2ST, United Kingdom
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2. Notification of Interests of Directors', PDMR's and Connected Persons dated 1 September 2006

3.  Trading Statement dated 7 September 2006

4.  Transaction in Own Shares dated 14 September 2006

5.  Notification of Major Interests in Shares dated 19 September 2006

6. Notification of Interests of Directors', PDMR's and Connected Persons dated 20 September 2006

7.  Notification of Major Interests in Shares dated 21 September 2006

8.  Transaction in Own Shares dated 6 October 2006

9.  Notification of Major Interests in Shares dated 11 October 2006

10. Notification of Interests of Directors', PDMR's and Connected Persons dated 7 November 2006

11. Notification of Major Interests in Shares dated 23 November 2006

12. Transaction in Own Shares dated 1 December 2006

13. Notification of Major Interests in Shares dated 21 December 2006

14. Transaction in Own Shares dated 17 January 2007

15. Tomkins sells Lasco Fittings business dated 13 February 2007

16. Directorate Change dated 14 February 2007

17. Notification of Major Interests in Shares dated 14 February 2007

18. Transaction in Own Shares dated 28 February 2007

19. Transaction in Own Shares dated 15 March 2007

20. Notification of Interests of Directors', PDMR's and Connected Persons dated 16 March 2007

21. Notification of Major Interests in Shares dated 19 March 2007

22. Notification of Major Interests in Shares dated 19 March 2007

23. Transaction in Own Shares dated 3 April 2007

24. Notification of Major Interests in Shares dated 16 April 2007

25. Notification of Major Interests in Shares dated 23 April 2007

26. Total Voting Rights dated 30 April 2007

Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(6 Reports)



Report 1


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

David Baxter Newlands


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David Baxter Newlands


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David Baxter Newlands


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

286.00p


14. Date and place of transaction

1 September 2006, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

320,515 (beneficial); 20,000 (non-beneficial)

0.03744% (beneficial); 0.00234% (non-beneficial)


16. Date issuer informed of transaction

1 September 2006



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

1 September 2006



Report 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

Richard Dunnell Gillingwater


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Richard Dunnell Gillingwater


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Dunnell Gillingwater


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

286.00p


14. Date and place of transaction

1 September 2006, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,000

0.00082%


16. Date issuer informed of transaction

1 September 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant


18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

1 September 2006



Report 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

John Michael Joseph Keenan


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - John Michael Joseph Keenan


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Michael Joseph Keenan


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

286.00p


14. Date and place of transaction

1 September 2006, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

19,185

0.00224%


16. Date issuer informed of transaction

1 September 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

1 September 2006



Report 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

Sir Brian Ivor Pitman


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Sir Brian Ivor Pitman


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Sir Brian Ivor Pitman


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

286.00p


14. Date and place of transaction

1 September 2006, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

17,717

0.00207%


16. Date issuer informed of transaction

1 September 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

1 September 2006



Report 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

David Hedley Richardson


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David Hedley Richardson


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David Hedley Richardson


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

286.00p


14. Date and place of transaction

1 September 2006, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

15,729

0.00184%


16. Date issuer informed of transaction

1 September 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

1 September 2006



Report 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)


3. Name of person discharging managerial responsibilities/director

Struan Robertson


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Struan Robertson


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Dave Duncan Struan Robertson


8 State the nature of the transaction

Market purchase of shares


9. Number of shares, debentures or financial instruments relating to shares acquired

2,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00023%


11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable


13. Price per share or value of transaction

286.00p


14. Date and place of transaction

1 September 2006, London, UK.


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,500

0.00099%


16. Date issuer informed of transaction

1 September 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



18. Period during which or date on which it can be exercised


19. Total amount paid (if any) for grant of the option


20. Description of shares or debentures involved (class and number)



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



22. Total number of shares or debentures over which options held following notification



23. Any additional information

None



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)



Date of notification

1 September 2006

Exhibit 3

07 September 2006



                             Tomkins Trading Update

Since the announcement of the interim results of the Tomkins Group on 2 August 2006, certain adverse trends in our markets have become apparent.

The residential market in North America, which accounts for around 12 per cent of the Group's revenues, has slowed down markedly at a time when building activity would normally accelerate over the summer months.

The automotive original equipment market in North America, which accounts for around 11 per cent of the Group's revenues, has been weaker than expected and the market share declines of the large North American domestic manufacturers have been more severe than anticipated resulting in lower demand and further substantial production cuts for the balance of the year.

In addition, the trend of increasing interest rates in North America and the decline in consumer confidence has affected those markets where the Group has exposure to the consumer end-market.

Trends in the industrial markets and the non-residential construction market remain as previously indicated.

The summer months of July and August are normally periods of lower trading activity for the Group. However, during this period market trends noted above have reduced profits compared with our internal management forecasts existing at the time of the interim announcement resulting in operating profits for such months being lower by some GBP11 million compared with those forecasts.

Based on the lower than expected profit performance in July and August, profit from operations before restructuring initiatives in the third quarter will be below market expectations. The month of September is a key trading month and would be expected to account for over 50 per cent of the operating profit in the third quarter. We will be in a better position to assess the impact of July and August trading for the year as a whole when the outcome for September is known and we will provide a further update to the market with the third quarter results announcement on 31 October 2006.

Investors:
Ken Lever / Nina Delangle / Gareth Harries
Tomkins Corporate Communications
Tel +44 (0) 20 8871 4544
ir@tomkins.co.uk

Media:
Rollo Head / Robin Walker / Patrick Allerton
Finsbury
Tel +44 (0) 20 7251 3801
rollo.head@finsbury.com

Exhibit 4

14 September 2006

Tomkins plc

Tomkins plc (the "Company") announces that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 22 May 2006, it purchased 378,000 of its Ordinary shares of 5 pence each ("shares") on 13 September 2006 at a price of 243.1217 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 2,436,127 of its shares in Treasury and has 855,737,353 shares in issue (excluding Treasury shares).

Exhibit 5

                               SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Sprucegrove Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The Bank of New York Nominees Limited                                9,543,435
Chase Nominees Limited                                               6,239,207
MSS Nominees Limited                                                 9,660,656
Nortrust Nominees Limited                                            6,290,350
ROY Nominees Limited                                                15,989,027
State Street Nominees Limited (A/c des. NP8Z)                        2,946,910
State Street Nominees Limited (A/c des. O5NU)                          480,492
State Street Nominees Limited (A/c des. OOND)                          328,480
State Street Nominees Limited (A/c des. AA1X)                          172,330
State Street Nominees Limited (A/c des. JF2M)                          655,120

TOTAL                                                               52,306,007

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

18 September 2006

12. Total holding following this notification

52,306,007

13. Total percentage holding of issued class following this notification

6.11238%

The notification is in respect of the shareholder's notifiable interest increasing to greater than 6%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Norman Porter
+44 (0)20 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Norman Porter
Company Secretary

Date of notification

19 September 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(1 Report)

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of person discharging managerial responsibilities/director

Norman Charles Porter

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Norman Charles Porter

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Norman Charles Porter

8 State the nature of the transaction

Market purchase of shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00117%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

238.00p

14. Date and place of transaction
20 September 2006, London, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

38,713
0.00452%

16. Date issuer informed of transaction
20 September 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

None

24. Name of contact and telephone number for queries

Denise Burton (Deputy Company Secretary)
Tel. +44 (0)20 8871 4544

Name and signature of duly authorised officer of issuer responsible for making notification
Denise Burton (Company Secretary)

Date of notification
20 September 2006

Exhibit 7

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Bank of Ireland (A/c des. 426353)                                               715,772
Bank of New York                                                                 60,672
Barclays Capital Nominees Limited                                             1,760,701
Barclays Capital Nominees Limited                                             1,249,278
Barclays Capital Securities Ltd.                                              2,285,200
Barclays Capital Securities Ltd.                                                 27,452
Barclays Global Investors Canada                                                 64,294
Barclays Trust Co As Exec/ADM                                                     3,500
Barclays Trust Co DMC69                                                          39,000
Barclays Trust Co R69                                                           131,077
BOISS NOMINEES LTD (A/c des. 4224361)                                           806,620
CHASE NOMINEES LTD (A/c des. 16376)                                             418,561
CHASE NOMINEES LTD (A/c des. 28270)                                             290,434
Clydesdale Nominees HGB0125 (A/c des. 00059441401)                                4,985
Clydesdale Nominees HGB0125 (A/c des. 00068640801)                                8,660
Clydesdale Nominees HGB0125 (A/c des. 02500054901)                                3,860
Gerrard Nominees Limited (A/c des. 602133)                                          730
Gerrard Nominees Limited (A/c des. 605704)                                        1,200
Gerrard Nominees Limited (A/c des. 608300)                                          600
Gerrard Nominees Limited (A/c des. 631118)                                        6,000
Gerrard Nominees Limited (A/c des. 633484)                                        4,007
Gerrard Nominees Limited (A/c des. 643975)                                        2,000
Gerrard Nominees Limited (A/c des. 659442)                                        1,700
Gerrard Nominees Limited (A/c des. 660968)                                        1,600
Gerrard Nominees Limited (A/c des. 768557)                                       18,500
Greig Middleton Nominees Limited (GM1)                                          433,729
Greig Middleton Nominees Limited (GM3) (A/c des.126066DA)                         3,380
INVESTORS BANK AND TRUST CO.                                                     79,397
INVESTORS BANK AND TRUST CO.                                                    145,970
INVESTORS BANK AND TRUST CO.                                                     51,311
INVESTORS BANK AND TRUST CO.                                                    139,871
INVESTORS BANK AND TRUST CO.                                                    135,654
INVESTORS BANK AND TRUST CO.                                                      7,014
INVESTORS BANK AND TRUST CO.                                                  2,310,400
INVESTORS BANK AND TRUST CO.                                                      9,490
INVESTORS BANK AND TRUST CO.                                                    225,568
INVESTORS BANK AND TRUST CO.                                                    262,680
INVESTORS BANK AND TRUST CO.                                                     48,482
INVESTORS BANK AND TRUST CO.                                                     22,763
INVESTORS BANK AND TRUST CO.                                                  4,145,213
INVESTORS BANK AND TRUST CO.                                                    860,909
INVESTORS BANK AND TRUST CO.                                                     14,162
JPMORGAN (BGI CUSTODY) (A/c des. 16331)                                         209,491
JPMORGAN (BGI CUSTODY) (A/c des. 16338)                                          45,508
JPMORGAN (BGI CUSTODY) (A/c des. 16341)                                         470,333
JPMORGAN (BGI CUSTODY) (A/c des. 16342)                                          98,376
JPMORGAN (BGI CUSTODY) (A/c des. 16400)                                       6,936,452
JPMORGAN (BGI CUSTODY) (A/c des. 18408)                                          34,912
JPMORGAN CHASE BANK                                                              27,457
JPMorgan Chase Bank                                                              52,001
JPMorgan Chase Bank                                                               7,862
JPMORGAN CHASE BANK                                                              74,724
JPMorgan Chase Bank                                                             116,239
JPMorgan Chase Bank                                                             460,346
JPMorgan Chase Bank                                                             124,618
JPMorgan Chase Bank                                                              91,669
JPMorgan Chase Bank                                                              84,394
JPMorgan Chase Bank                                                              40,694
JPMorgan Chase Bank                                                               6,875
JPMorgan Chase Bank                                                               7,073
JPMORGAN CHASE BANK                                                              22,380
Mellon Trust - US CUSTODIAN                                                      34,398
Mitsui Asset                                                                     15,166
R C Greig Nominees Limited                                                    2,437,697
R C Greig Nominees Limited a/c AK1                                              744,594
R C Greig Nominees Limited a/c BL1                                              263,238
R C Greig Nominees Limited a/c CM1                                               96,475
R C Greig Nominees Limited GP1                                                  242,814
R C Greig Nominees Limited SA1                                                  148,019
STATE STREET BOSTON                                                             434,054
Trust & Custody Services Bank                                                     1,483
Trust & Custody Services Bank                                                     8,078
ZEBAN NOMINEES LIMITED                                                           58,626

TOTAL                                                                        30,198,442

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable


7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

21 September 2006

12. Total holding following this notification

30,198,442

13. Total percentage holding of issued class following this notification

3.52893% (percentage calculation excludes treasury shares of that class)

The notification is in respect of the shareholder's notifiable interest decreasing to less than 4%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Norman Porter
+44 (0)20 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Norman Porter
Company Secretary

Date of notification

21 September 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 8

6 October 2006

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 6 October 2006 it registered the transfer for nil consideration of a total of 350,030 of its own ordinary shares out of its Treasury account to 109 group employees to satisfy share entitlements under the Company's annual bonus incentive plan.

Following the transfer, the Company holds 2,084,614 shares in Treasury and has 856,090,204 shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tel. +44 (0)20 8871 4544

Exhibit 9

                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland (A/c des. 426353)                                               715,772
Bank of New York                                                                 60,672
Barclays Capital Nominees Limited                                               405,601
Barclays Capital Nominees Limited                                             7,956,881
BOISS NOMINEES LTD (A/c des. 4224361)                                           804,442
Barclays Capital Securities Ltd.                                              1,531,072
Barclays Capital Securities Ltd.                                              1,646,604
Barclays Global Investors Canada                                                 64,294
Barclays Trust Co DMC69                                                          39,000
Barclays Trust Co R69                                                           129,608
CHASE NOMINEES LTD (A/c des. 16376)                                             437,533
CHASE NOMINEES LTD (A/c des. 28270)                                             300,972
Clydesdale Nominees HGB0125 (A/c des. 00059441401)                                4,985
Clydesdale Nominees HGB0125 (A/c des. 00068640801)                                8,660
Clydesdale Nominees HGB0125 (A/c des. 02500054901)                                3,860
Gerrard Nominees Limited (A/c des. 602133)                                          730
Gerrard Nominees Limited (A/c des. 602394)                                        2,000
Gerrard Nominees Limited (A/c des. 605704)                                        1,200
Gerrard Nominees Limited (A/c des. 608300)                                          600
Gerrard Nominees Limited (A/c des. 631118)                                        6,000
Gerrard Nominees Limited (A/c des. 633484)                                        4,007
Gerrard Nominees Limited (A/c des. 643975)                                        2,000
Gerrard Nominees Limited (A/c des. 659442)                                        1,700
Gerrard Nominees Limited (A/c des. 660968)                                        1,600
Gerrard Nominees Limited (A/c des. 768557)                                       18,500
Greig Middleton Nominees Limited (GM1)                                          430,329
Greig Middleton Nominees Limited (GM3) (A/c des.126066DA)                         3,380
INVESTORS BANK AND TRUST CO.                                                  5,507,114
INVESTORS BANK AND TRUST CO.                                                  2,910,209
JPMORGAN (BGI CUSTODY) (A/c des. 16331)                                         209,491
JPMORGAN (BGI CUSTODY) (A/c des. 16338)                                          45,508
JPMORGAN (BGI CUSTODY) (A/c des. 16341)                                         462,144
JPMORGAN (BGI CUSTODY) (A/c des. 16342)                                         108,069
JPMORGAN (BGI CUSTODY) (A/c des. 16400)                                       6,845,174
JPMORGAN (BGI CUSTODY) (A/c des. 18408)                                          66,539
JPMORGAN CHASE BANK                                                              74,724
JPMORGAN CHASE BANK                                                              27,457
JPMorgan Chase Bank                                                             954,288
JPMorgan Chase Bank                                                              59,863
Mellon Trust - US CUSTODIAN                                                      34,398
Mitsui Asset                                                                     15,166
R C Greig Nominees Limited                                                    2,355,111
R C Greig Nominees Limited GP1                                                  232,359
R C Greig Nominees Limited SA1                                                  139,331
R C Greig Nominees Limited a/c AK1                                              704,996
R C Greig Nominees Limited a/c BL1                                              258,338
R C Greig Nominees Limited a/c CM1                                               94,420
STATE STREET BOSTON                                                             427,146
Trust & Custody Services Bank                                                     9,561
ZEBAN NOMINEES LIMITED                                                           58,626

TOTAL                                                                        36,182,034

5. Number of shares / amount of stock acquired

Not notified

6. Percentage of issued class

Not notified

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not notified

11. Date company informed

11 October 2006

12. Total holding following this notification

36,182,034

13. Total percentage holding of issued class following this notification

4.22644% (percentage calculation excludes treasury shares of that class)

The notification is in respect of the shareholder's notifiable interest increasing to greater than 4%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Norman Porter
+44 (0)20 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Norman Porter
Company Secretary

Date of notification

11 October 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(1 Report)


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Tomkins plc

................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

................



3. Name of person discharging managerial responsibilities/director

David Baxter Newlands

................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Mrs Susan Helena Newlands and Mr David Calder Milne (joint trustees)

................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Non-beneficial interest - David Baxter Newlands

................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr David Baxter Newlands
Mrs Susan Helena Newlands
Mr David Calder Milne (jointly)
................



8 State the nature of the transaction

Transfer of shares

..............



9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................



11. Number of shares, debentures or financial instruments relating to shares disposed

20,000

................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.00234%

................



13. Price per share or value of transaction

Transfer of shares for nil consideration. Value of transaction GBP48,250 (based on the Daily Official List's closing Middle Market Quotation of the shares on 6 November 2006).

................



14. Date and place of transaction

6 November 2006, London, UK.

................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

320,515 (beneficial); Nil (Non-beneficial)

0.03744% (beneficial); Nil (Non-beneficial)

................



16. Date issuer informed of transaction

7 November 2006

................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................



18. Period during which or date on which it can be exercised



................



19. Total amount paid (if any) for grant of the option



................



20. Description of shares or debentures involved (class and number)



................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................



22. Total number of shares or debentures over which options held following notification



................



23. Any additional information

None

................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary)

+44 (0)20 8871 4544

................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................



Date of notification

7 November 2006

................

Exhibit 11

                                          SCHEDULE 10

                                NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Tomkins plc

2. Name of shareholder having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



Bank of Ireland (A/c des. 426353)                                               868,325
Bank of New York                                                                 60,672
Barclays Capital Nominees Limited                                             6,080,443
Barclays Capital Nominees Limited                                               384,399
BOISS NOMINEES LTD (A/c des. 4224361)                                           870,170
Barclays Capital Securities Ltd.                                                492,408
Barclays Capital Securities Ltd.                                              2,684,296
Barclays Global Investors Canada                                                 64,294
Barclays Trust Co DMC69                                                          39,000
Barclays Trust Co R69                                                           135,358
CHASE NOMINEES LTD (A/c des. 16376)                                             437,533
CHASE NOMINEES LTD (A/c des. 28270)                                             300,972
Clydesdale Nominees HGB0125 (A/c des. 00059441401)                                4,985
Clydesdale Nominees HGB0125 (A/c des. 00068640801)                                8,660
Clydesdale Nominees HGB0125 (A/c des. 02500054901)                                3,860
Gerrard Nominees Limited (A/c des. 602394)                                        2,000
Gerrard Nominees Limited (A/c des. 605704)                                        1,200
Gerrard Nominees Limited (A/c des. 608300)                                          600
Gerrard Nominees Limited (A/c des. 631118)                                        6,000
Gerrard Nominees Limited (A/c des. 633484)                                        4,007
Gerrard Nominees Limited (A/c des. 643975)                                        2,000
Gerrard Nominees Limited (A/c des. 659442)                                        1,700
Gerrard Nominees Limited (A/c des. 660968)                                        1,600
Gerrard Nominees Limited (A/c des. 768557)                                       18,500
Greig Middleton Nominees Limited (GM1)                                          424,779
Greig Middleton Nominees Limited (GM3) (A/c des.126066DA)                         3,380
INVESTORS BANK AND TRUST CO.                                                  5,381,429
INVESTORS BANK AND TRUST CO.                                                  2,978,925
JPMORGAN (BGI CUSTODY) (A/c des. 16331)                                         209,491
JPMORGAN (BGI CUSTODY) (A/c des. 16338)                                          45,508
JPMORGAN (BGI CUSTODY) (A/c des. 16341)                                         472,145
JPMORGAN (BGI CUSTODY) (A/c des. 16342)                                         108,069
JPMORGAN (BGI CUSTODY) (A/c des. 16400)                                       6,674,617
JPMORGAN (BGI CUSTODY) (A/c des. 18408)                                          66,539
JPMORGAN CHASE BANK                                                              73,062
JPMORGAN CHASE BANK                                                              27,457
JPMorgan Chase Bank                                                              59,863
JPMorgan Chase Bank                                                             963,780
Mellon Trust - US CUSTODIAN                                                      34,398
Mitsui Asset                                                                     15,166
R C Greig Nominees Limited                                                    2,290,632
R C Greig Nominees Limited GP1                                                  222,888
R C Greig Nominees Limited SA1                                                  121,311
R C Greig Nominees Limited a/c AK1                                              672,316
R C Greig Nominees Limited a/c BL1                                              235,938
R C Greig Nominees Limited a/c CM1                                               84,260
STATE STREET BOSTON                                                             409,695
Trust & Custody Services Bank                                                    14,535
ZEBAN NOMINEES LIMITED                                                           70,166


TOTAL                                                                         34,133,331



5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

16 November 2006

11. Date company informed

22 November 2006

12. Total holding following this notification

34,133,331

13. Total percentage holding of issued class following this notification

3.98707% (percentage calculation excludes treasury shares of that class)

The notification is in respect of the shareholder's notifiable interest decreasing to less than 4%

14. Any additional information

Not applicable

15. Name of contact and telephone number for queries

Norman Porter
+44 (0)20 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Norman Porter
Company Secretary

Date of notification

23 November 2006

Exhibit 12

1 December 2006

Tomkins plc

Tomkins plc (the "Company") announces that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 22 May 2006, it purchased 286,000 of its Ordinary shares of 5 pence each ("shares") on 1 December 2006 at a price of 240.4106 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 2,372,097 of its shares in Treasury and has 855,814,425 shares in issue (excluding Treasury shares).

Exhibit 13

                                  SCHEDULE 10
                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Tomkins plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland (A/c des. 426353)                                               952,275
Bank of New York                                                                 60,672
BBHISL Nominees Ltd HGB0125 (A/c des. 00059441401)                                4,985
BBHISL Nominees Ltd HGB0125 (A/c des. 00068640801)                                8,660
BBHISL Nominees Ltd HGB0125 (A/c des. 02500054901)                                3,860
BOISS NOMINEES LTD (A/c des. 4224361)                                           978,363
Barclays Capital Nominees Limited                                               384,399
Barclays Capital Nominees Limited                                             5,200,158
Barclays Global Investors Canada                                                 70,062
Barclays Trust Co & Others                                                        4,500
Barclays Trust Co DMC69                                                          39,000
Barclays Trust Co R69                                                           135,358
CHASE NOMINEES LTD (A/c des. 16376)                                             420,761
CHASE NOMINEES LTD (A/c des. 28270)                                             259,091
Durlacher Nominees Ltd                                                          306,360
Gerrard Nominees Limited (A/c des. 602394)                                        2,000
Gerrard Nominees Limited (A/c des. 605704)                                        1,200
Gerrard Nominees Limited (A/c des. 608300)                                          600
Gerrard Nominees Limited (A/c des. 631118)                                        6,000
Gerrard Nominees Limited (A/c des. 633484)                                        4,007
Gerrard Nominees Limited (A/c des. 643975)                                        2,000
Gerrard Nominees Limited (A/c des. 659442)                                        1,700
Gerrard Nominees Limited (A/c des. 660968)                                        1,600
Gerrard Nominees Limited (A/c des. 768557)                                       18,500
Greig Middleton Nominees Limited (GM1)                                          418,679
Greig Middleton Nominees Limited (GM3) (A/c des.126066DA)                         3,380
INVESTORS BANK AND TRUST CO.                                                  3,121,785
INVESTORS BANK AND TRUST CO.                                                  5,388,147
JPMORGAN (BGI CUSTODY) (A/c des. 16331)                                         209,491
JPMORGAN (BGI CUSTODY) (A/c des. 16338)                                          45,508
JPMORGAN (BGI CUSTODY) (A/c des. 16341)                                         524,346
JPMORGAN (BGI CUSTODY) (A/c des. 16342)                                         112,502
JPMORGAN (BGI CUSTODY) (A/c des. 16400)                                       6,592,087
JPMORGAN (BGI CUSTODY) (A/c des. 18408)                                          66,539
JPMORGAN CHASE BANK                                                              74,386
JPMORGAN CHASE BANK                                                              27,457
JPMorgan Chase Bank                                                             981,781
JPMorgan Chase Bank                                                              56,625
Mellon Trust - US CUSTODIAN                                                      30,689
Mitsui Asset                                                                     15,166
R C Greig Nominees Limited                                                    2,225,482
R C Greig Nominees Limited GP1                                                  196,713
R C Greig Nominees Limited SA1                                                  101,559
R C Greig Nominees Limited a/c AK1                                              641,948
R C Greig Nominees Limited a/c BL1                                              208,394
R C Greig Nominees Limited a/c CM1                                               77,655
STATE STREET BOSTON                                                             409,695
Trust & Custody Services Bank                                                     4,661
ZEBAN NOMINEES LIMITED                                                           76,731

TOTAL                                                                        30,477,517

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not notified

8. Percentage of issued class

Not notified

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

14 December 2006

11. Date company informed

21 December 2006

12. Total holding following this notification

30,477,517

13. Total percentage holding of issued class following this notification

3.56119% (percentage calculation excludes treasury shares of that class)

The notification is in respect of the shareholder's notifiable interest decreasing to less than 4%

14. Any additional information

Not applicable


15. Name of contact and telephone number for queries

Denise Burton
+44 (0)20 8871 4544

16. Name and signature of authorised company official responsible for making this notification

Denise Burton
Deputy Company Secretary

Date of notification

21 December 2006

Exhibit 14

17 January 2007

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 16 January 2007 it transferred for nil consideration 1,275 of its own ordinary shares out of its Treasury account to a group employee to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the transaction on 17 January 2007.

Following the transfer, the Company holds 2,370,822 shares in Treasury and has 856,090,735 (X) shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tel. +44 (0)20 8871 4544

Exhibit 15

13 February 2007



                      Tomkins sells Lasco Fittings business


Tomkins plc announces that it has sold its Lasco Fittings business to Aalberts Industries US Holding Corp., a subsidiary of Aalberts Industries N.V.

Based in Brownsville, Tennessee, Lasco Fittings, Inc. specializes in the production and sale of injection moulded fittings for the Irrigation, Plumbing,Industrial, Pool/Spa and Retail markets and has annual sales and gross assets of around $104 million and $35 million respectively.

The sale of Lasco Fittings, Inc. is in accordance with Tomkins' strategy to dispose of businesses that are considered to be non-core to the Group.

The transaction, which will be settled in cash, is subject to Hart-Scott-Rodino regulatory review and approval by the US Federal Trade Commission and is expected to complete shortly.

James Nicol, Chief Executive Officer of Tomkins, commented:

"I am pleased with the deal we have reached for the disposal of Lasco Fittings,Inc to Aalberts Industries, which is in line with the Group's strategy. We are actively progressing the disposal of other businesses that we have identified as non-core to the future development of the Group."

Tomkins is a world class global engineering and machinery group with market and technical leadership across two business groups: Industrial & Automotive and Building Products.

Tomkins ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form on the New York Stock Exchange under the symbol TKS.


Enquiries:

Tomkins plc
Ken Lever/ Gareth Harries
Tel +44 (0) 20 8871 4544
ir@tomkins.co.uk

Finsbury PR Advisors
Rollo Head/ Robin Walker/ Clare Strange
Tel + 44 (0) 20 7251 3801
Rollo.Head@finsbury.com

Exhibit 16

Tomkins plc

14 February 2007

                                  Tomkins plc
14 February 2007

                             NON-EXECUTIVE DIRECTORS

Tomkins plc ("Tomkins") announces that Sir Brian Pitman and Jack Keenan will retire from the Board of Tomkins at the conclusion of the Annual General Meeting of the Company to be held on Wednesday 13 June 2007. The Nomination Committee has started the process of finding new non-executive directors and a further announcement will be made in due course. Richard Gillingwater will replace Sir Brian Pitman as Senior Independent Director with effect from the conclusion of the Annual General Meeting.

Tomkins' Chairman David Newlands commented: "We are sad that Brian Pitman (Senior Independent Director ) and Jack Keenan (member of the Audit Committee and Remuneration Committee) are retiring as both have made an outstanding contribution to the Board, its Committees and to Tomkins. On behalf of the Board and everyone in Tomkins who have had the pleasure of working with Brian and Jack, I should like to thank them both for their contribution to the Board and the Company and wish them well for the future."

Notes to editors:

Following these changes, the Board of Tomkins plc will comprise:
-  David Newlands - non-executive Chairman
-  Jim Nicol - Chief Executive
-  Ken Lever -Finance Director
- Richard Gillingwater - non-executive Director, Senior Independent Director and Chairman of the Remuneration Committee
-  David Richardson - non-executive Director and Chairman of the Audit Committee
-  Struan Robertson - non-executive Director and Chairman of the HSE Committee

Enquiries to:

Investors:                                         Media:
Ken Lever/ Gareth Harries                          Rollo Head/ Robin Walker
Tomkins Corporate Communications                   Finsbury
Tel +44 (0) 20 8871 4544                           Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk                                   Rollo.Head@finsbury.com

Exhibit 17


TR-1(1):               NOTIFICATION OF MAJOR INTERESTS IN SHARES




1. Identity of the issuer or the underlying issuer of existing shares                                 Tomkins Plc
to which voting rights are attached(2):

2. Reason for the notification (please tick the appropriate box or boxes): n/a see additional information

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation(3):                         Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.)(4):                                                 n/a

5. Date of the transaction and date on which the threshold is crossed                                     n/a
or reached(5):

6. Date on which issuer notified:                                                                       13/02/07

7. Threshold(s) that is/are crossed or reached:                                                     Above 3% (L&G)



8. Notified details:

A: Voting rights attached to shares


Class/type of       Situation previous  Resulting situation after the triggering transaction(vii)
shares              to the Triggering
                    transaction (vi)
if possible
using the ISIN
CODE

                    Number of   Number     Number of      Number of voting rights (ix)  % of voting rights
                    Shares      of         shares
                                Voting
                                Rights
                                (viii)


                                           Direct         Direct(x)      Indirect (xi)  Direct         Indirect

 GBP Ord 0.05       24,309,383     3.14%    28,997,849     28,997,849                  3.37%


                    (Under S-198 on
                    19/01/06)



B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial         Expiration      Exercise/ Conversion        Number  of  voting   rights  % of voting
instrument                date xiii       Period/ Date (xiv)          that  may  be  acquired  if  rights
                                                                      the      instrument      is
                                                                      exercised/ converted.


Total (A+B)

Number of voting rights                                   % of voting rights
       28,997,849                                                   3.37%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH)
(Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (28,997,849 - 3.37% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct)(LGIMHD)   Legal & General Insurance Holdings Limited
                                                                            (Direct)(LGIH)

Legal & General Assurance (Pensions Management) Limited  (PMC)              Legal & General Assurance Society Limited  (LGAS & LGPL)

                                                                            Legal & General Pensions Limited (Direct)  (LGPL)


Proxy Voting:

10. Name of the proxy holder:                                                N/A

11. Number of voting rights proxy holder will cease to hold:                 N/A

12. Date on which proxy holder will cease to hold voting rights:             N/A

13. Additional information:                                                  Using the total voting rights figure 859,570,779
                                                                             First notification under DTR Sourcebook

14. Contact name:                                                            Helen Lewis

15. Contact telephone number:                                                020 7528 6742

Notes to the Forms
_______________________

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.


(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.


(iii) This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:


- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;


- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;


- in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;


- in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;


- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;


- in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;


- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.


(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.


(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.


The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.


(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.


(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.


For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.


(viii) Direct and indirect


(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.


X Voting rights to shares held by notifying party (DTR 5.1)


(xi) Voting rights held by the notifying party independently of any holding of shares (DTR 5.2.1)


(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.


(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.


(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting form the [date]


(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.


(xvi) This annex is only to be filed with the competent authority.


(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

Exhibit 18

28 February 2007

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 23 February 2007 it transferred for nil consideration 47,333 of its own ordinary shares out of its Treasury account to three group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the transaction on 27 February 2007.

Following the transfer, the Company holds 2,323,489 shares in Treasury and has 856,052,611 shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

Exhibit 19

15 March 2007

Tomkins plc

Tomkins plc (the "Company") announces that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 22 May 2006, it purchased 740,000 of its Ordinary shares of 5 pence each ("shares") on 15 March 2007 at a price of 261.4226 pence per share.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 3,063,489 of its shares in Treasury and has 855,313,542 shares in issue (excluding Treasury shares).

Exhibit 20

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(10 Reports)



Report 1

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.       Name of the issuer

Tomkins plc

................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

................



3. Name of person discharging managerial responsibilities/director

James Nicol

................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - James Nicol

................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

James Nicol

................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2006 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.

..............



9. Number of shares, debentures or financial instruments relating to shares acquired

114,333

................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.01337%

................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................



13. Price per share or value of transaction

261.4226p

................



14. Date and place of transaction

15 March 2007, London, UK

 ...............



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,942,741

0.22714%

................



16. Date issuer informed of transaction

15 March 2007

..............



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................



18. Period during which or date on which it can be exercised



................



19. Total amount paid (if any) for grant of the option



................



20. Description of shares or debentures involved (class and number)



................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................



22. Total number of shares or debentures over which options held following notification



................


23. Any additional information

None

................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................



Date of notification

16 March 2007

................






 Report 2


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

................



3. Name of person discharging managerial responsibilities/director

Kenneth Lever

................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Kenneth Lever

................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Kenneth Lever

................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2006 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.

..............



9. Number of shares, debentures or financial instruments relating to shares acquired

53,803

................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00629%

................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................



13. Price per share or value of transaction

261.4226p

................



14. Date and place of transaction

15 March 2007, London, UK

................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

583,360

0.06820%

................



16. Date issuer informed of transaction

15 March 2007

................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................



18. Period during which or date on which it can be exercised



................



19. Total amount paid (if any) for grant of the option



................



20. Description of shares or debentures involved (class and number)



................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................



22. Total number of shares or debentures over which options held following notification



................


23. Any additional information

None

................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................



Date of notification

16 March 2007

................






Report 3


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................



3. Name of person discharging managerial responsibilities/director

Richard Bell

................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Richard Bell

................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Richard Bell

................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2006 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.

..............



9. Number of shares, debentures or financial instruments relating to shares acquired

40,869

................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00478%

................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................



13. Price per share or value of transaction

261.4226p

................



14. Date and place of transaction

15 March 2007, London, UK

................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

417,260

0.04878%

................



16. Date issuer informed of transaction

15 March 2007

................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................



18. Period during which or date on which it can be exercised



................



19. Total amount paid (if any) for grant of the option



................



20. Description of shares or debentures involved (class and number)



................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................



22. Total number of shares or debentures over which options held following notification



................


23. Any additional information

None

................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................



Date of notification

16 March 2007

................






Report 4


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................



3. Name of person discharging managerial responsibilities/director

David J. Carroll

................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - David J. Carroll

................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

David J. Carroll

................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2006 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.

..............



9. Number of shares, debentures or financial instruments relating to shares acquired

32,170

................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00376%

................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................



13. Price per share or value of transaction

261.4226p

................



14. Date and place of transaction

15 March 2007, London, UK

................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

201,162

0.02352%

................



16. Date issuer informed of transaction

15 March 2007

................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................



18. Period during which or date on which it can be exercised



................



19. Total amount paid (if any) for grant of the option



................



20. Description of shares or debentures involved (class and number)



................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................



22. Total number of shares or debentures over which options held following notification



................


23. Any additional information

None

................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................



Date of notification

16 March 2007

................






Report 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.  Name of the issuer

Tomkins plc

................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................



3. Name of person discharging managerial responsibilities/director

William Michael Jones

................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - William Michael Jones

................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William Michael Jones

................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2006 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.

..............



9. Number of shares, debentures or financial instruments relating to shares acquired

23,473

................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00274%

................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................



13. Price per share or value of transaction

261.4226p

................



14. Date and place of transaction

15 March 2007, London, UK

................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

318,628

0.03725%

................



16. Date issuer informed of transaction

15 March 2007

................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................



18. Period during which or date on which it can be exercised



................



19. Total amount paid (if any) for grant of the option



................



20. Description of shares or debentures involved (class and number)



................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................



22. Total number of shares or debentures over which options held following notification



................


23. Any additional information

None

................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................



Date of notification

16 March 2007

................







Report 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.    Name of the issuer

Tomkins plc

................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................



3. Name of person discharging managerial responsibilities/director

Terry O'Halloran

................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Terry O'Halloran

................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Terry O'Halloran

................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2006 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.

..........



9. Number of shares, debentures or financial instruments relating to shares acquired

24,094

................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00282%

................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................



13. Price per share or value of transaction

261.4226p

................



14. Date and place of transaction

15 March 2007, London, UK

................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

286,301

0.03347%

................



16. Date issuer informed of transaction

15 March 2007

................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................



18. Period during which or date on which it can be exercised



................



19. Total amount paid (if any) for grant of the option



................



20. Description of shares or debentures involved (class and number)



................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................



22. Total number of shares or debentures over which options held following notification



................


23. Any additional information

None

................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................



Date of notification

16 March 2007

................







Report 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.    Name of the issuer

Tomkins plc

................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................



3. Name of person discharging managerial responsibilities/director

George Stephen Pappayliou

................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - George Stephen Pappayliou

................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

George Stephen Pappayliou

................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2006 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.

...........



9. Number of shares, debentures or financial instruments relating to shares acquired

23,163

................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00271%

................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................



13. Price per share or value of transaction

261.4226p

................



14. Date and place of transaction

15 March 2007, London, UK

................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

175,073

0.02047%

................



16. Date issuer informed of transaction

15 March 2007

................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................



18. Period during which or date on which it can be exercised



................



19. Total amount paid (if any) for grant of the option



................



20. Description of shares or debentures involved (class and number)



................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................



22. Total number of shares or debentures over which options held following notification



................


23. Any additional information

None

................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................



Date of notification

16 March 2007

................







Report 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.    Name of the issuer

Tomkins plc

................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................



3. Name of person discharging managerial responsibilities/director

Norman Charles Porter

................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Norman Charles Porter

................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Norman Charles Porter

................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2006 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.

..............



9. Number of shares, debentures or financial instruments relating to shares acquired

4,033

................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00047%

................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................



13. Price per share or value of transaction

261.4226p

................



14. Date and place of transaction

15 March 2007, London, UK

................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

43,923

0.00514%

................



16. Date issuer informed of transaction

15 March 2007

................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................



18. Period during which or date on which it can be exercised



................



19. Total amount paid (if any) for grant of the option



................



20. Description of shares or debentures involved (class and number)



................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................



22. Total number of shares or debentures over which options held following notification



................


23. Any additional information

None

................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................



Date of notification

16 March 2007

................







Report 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.    Name of the issuer

Tomkins plc

................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................



3. Name of person discharging managerial responsibilities/director

Mildred P. Woryk

................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - Mildred P. Woryk

................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mildred P. Woryk

................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2006 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.

..............



9. Number of shares, debentures or financial instruments relating to shares acquired

4,326

................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00051%

................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................



13. Price per share or value of transaction

261.4226p

................



14. Date and place of transaction

15 March 2007, London, UK

................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,177

0.00154%

................



16. Date issuer informed of transaction

15 March 2007

................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................



18. Period during which or date on which it can be exercised



................



19. Total amount paid (if any) for grant of the option



................



20. Description of shares or debentures involved (class and number)



................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................



22. Total number of shares or debentures over which options held following notification



................


23. Any additional information

None

................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................



Date of notification

16 March 2007

................






Report 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.    Name of the issuer

Tomkins plc

................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

................



3. Name of person discharging managerial responsibilities/director

John Zimmerman

................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - John Zimmerman

................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Zimmerman

................



8 State the nature of the transaction

Award of shares under the Tomkins Annual Bonus Incentive Plan.

Cash was used from part of the Participant's bonus earned for the fourth quarter of the 2006 calendar year, together with cash retained from the Participant's bonus for the first three quarters of the calendar year, to purchase shares which form the award.

..............



9. Number of shares, debentures or financial instruments relating to shares acquired

25,738

................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00301%

................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

................



13. Price per share or value of transaction

261.4226p

................



14. Date and place of transaction

15 March 2007, London, UK

................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

187,010

0.02186%

................



16. Date issuer informed of transaction

15 March 2007

................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant



................



18. Period during which or date on which it can be exercised



................



19. Total amount paid (if any) for grant of the option



................



20. Description of shares or debentures involved (class and number)



................





21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



................



22. Total number of shares or debentures over which options held following notification



................


23. Any additional information

None

................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

................



Date of notification

16 March 2007

................

Exhibit 21


TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

     Tomkins plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

     An acquisition or disposal of voting rights: ( )

     An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
     (      )

     An event changing the breakdown of voting rights: ( )

     Other (please specify) : ( X )

     Confirmation of holding


3.   Full name of person(s) subject to the notification obligation:

     AMVESCAP plc (through its controlled undertaking AiM Trimark)

4.   Full name of shareholder(s) (if different from 3.) :

     .......

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

     .......

6.   Date on which issuer notified:

     19 March 2007

7.   Threshold(s) that is/are crossed or reached:

     5%

8.   Notified details:

     .......

A:   Voting rights attached to shares

Class/type of shares if possible      Situation previous to the
using the ISIN CODE                      Triggering transaction

                                   Number of shares      Number of voting Rights

Ordinary shares of 5p each         44,464,570                  44,464,570
(GB0008962655)


Resulting situation after the triggering transaction

 Class/type of shares if       Number of shares           Number of voting rights                % of voting rights
 possible using the ISIN CODE

                               Direct                     Direct         Indirect                Direct       Indirect

 Ordinary shares of 5p each    44,464,570                                44,464,570                           5.17204%
 (GB0008962655)


B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial   Expiration Date         Exercise/Conversion          Number of voting rights       % of voting rights
instrument                                  Period/ Date                 that may be acquired if the
                                                                         instrument is exercised/
                                                                         converted.



Total (A+B)
Number of voting rights          % of voting rights

44,464,570                       5.17204%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

     AiM Trimark - 44,464,570

Proxy Voting:

10.  Name of the proxy holder:

     .......

11.  Number of voting rights proxy holder will cease to hold:

     .......

12.  Date on which proxy holder will cease to hold voting rights:

     .......

13.  Additional information:

     .......

14.  Contact name:

     N C Porter
     Company Secretary
     Tomkins plc


15.  Contact telephone number:

     +44 (0)20 8871 4544

Exhibit 22


TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

     Tomkins plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

     An acquisition or disposal of voting rights: ( )

     An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
     (      )

     An event changing the breakdown of voting rights: ( )

     Other (please specify) : ( X )

     Transitional Notification


3.   Full name of person(s) subject to the notification obligation:

     Sprucegrove Investment Management Limited

4.   Full name of shareholder(s) (if different from 3.) :

     .......

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

     Transitional Notification

6.   Date on which issuer notified:

     19 March 2007

7.   Threshold(s) that is/are crossed or reached:

     5%

8.   Notified details:

     .......

A: Voting rights attached to shares

Class/type of shares if possible        Situation previous to the
using the ISIN CODE                       Triggering transaction
                                   Number of shares      Number of voting Rights

Ordinary shares of 5p each         50,585,856                   50,585,856
(GB0008962655)


Resulting situation after the triggering transaction


 Class/type of shares if       Number of shares           Number of voting rights                % of voting rights
 possible using the ISIN CODE

                               Direct                     Direct         Indirect                Direct       Indirect

 Ordinary shares of 5p each                                              50,585,856                           5.88%
 (GB0008962655)


B: Financial Instruments
Resulting situation after the triggering transaction


Type of financial   Expiration Date         Exercise/Conversion          Number of voting rights       % of voting rights
instrument                                  Period/ Date                 that may be acquired if the
                                                                         instrument is exercised/
                                                                         converted.



Total (A+B)
Number of voting rights          % of voting rights

50,585,856                       5.88%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

     .......

Proxy Voting:

10.  Name of the proxy holder:

     .......

11.  Number of voting rights proxy holder will cease to hold:

     .......

12.  Date on which proxy holder will cease to hold voting rights:

     .......

13.  Additional information:

     .......

14.  Contact name:

     N C Porter
     Company Secretary
     Tomkins plc


15.  Contact telephone number:

     +44 (0)20 8871 4544

Exhibit 23

3 April 2007

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 2 April 2007 it transferred for nil consideration 197,867 of its own ordinary shares out of its Treasury account to 91 group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the transaction on 3 April 2007.

Following the transfer, the Company holds 2,865,622 shares in Treasury and has 855,511,409 shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

Exhibit 24


TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

     Tomkins plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

     An acquisition or disposal of voting rights: ( )

     An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
     (      )

     An event changing the breakdown of voting rights: ( )

     Other (please specify) : ( X )

     Special Notification required by DTR


3.   Full name of person(s) subject to the notification obligation:

     Newton Investment Management Limited

4.   Full name of shareholder(s) (if different from 3.) :

     Newton Investment Management Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

     N/A

6.   Date on which issuer notified:

     13 April 2007

7.   Threshold(s) that is/are crossed or reached:

     N/A

8.   Notified details:

     ISIN GB0008962655

A: Voting rights attached to shares

Class/type of shares if possible             Situation previous to the
using the ISIN CODE                            Triggering transaction
                                   Number of shares      Number of voting Rights



Resulting situation after the triggering transaction

 Class/type of shares if       Number of shares           Number of voting rights                % of voting rights
 possible using the ISIN CODE

                               Direct                     Direct         Indirect                Direct       Indirect

 Ordinary shares of 5p each    N/A                        N/A            39,948,879              N/A          4.65%
 (GB0008962655)


B: Financial Instruments
Resulting situation after the triggering transaction


Type of financial   Expiration Date         Exercise/Conversion          Number of voting rights       % of voting rights
instrument                                  Period/ Date                 that may be acquired if the
                                                                         instrument is exercised/
                                                                         converted.



Total (A+B)
Number of voting rights          % of voting rights

39,948,879                       4.65%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

     Newton Investment Management Limited hold these shares as a discretionary Investment Manager.

Proxy Voting:

10.  Name of the proxy holder:

     N/A

11.  Number of voting rights proxy holder will cease to hold:

     N/A

12.  Date on which proxy holder will cease to hold voting rights:

     N/A

13.  Additional information:

     Amended   notification   submitted  by  shareholder   to  replace   special
     notification under DTR announced on 13 April 2007.

14.  Contact name:

     N C Porter
     Company Secretary
     Tomkins plc


15.  Contact telephone number:

     +44 (0)20 8871 4544

Exhibit 25


TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

          Tomkins plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

     An acquisition or disposal of voting rights: ( )

     An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
     (      )

     An event changing the breakdown of voting rights: ( )

     Other (please specify) : ( X )

     Initial disclosure required pursuant to Disclosure and Transparency Rules


3.   Full name of person(s) subject to the notification obligation:

     Tradewinds Global Investors, LLC

     (Registered under the US Investment Advisors Act 1940)

4.   Full name of shareholder(s) (if different from 3.) :


5. Date of the transaction (and date on which the threshold is crossed or reached if different):

     N/A

6.   Date on which issuer notified:

     23 April 2007

7.   Threshold(s) that is/are crossed or reached:

     10%

8.   Notified details:

A: Voting rights attached to shares

Class/type of shares if possible             Situation previous to the
using the ISIN CODE                          Triggering transaction
                                   Number of shares      Number of voting Rights

Ordinary shares of 5p each           3,164,864
(GB0008962655)

American Depositary                22,373,763
Receipts (ADRs)
(US8900302089)




Resulting situation after the triggering transaction

 Class/type of shares if       Number of shares          Number of voting rights               % of voting rights
 possible using the ISIN CODE

                               Direct                    Direct         Indirect               Direct     Indirect

 Ordinary shares of 5p each    3,164,864                                3,164,864                         0.37%
 (GB0008962655)

                               Direct                    Direct         Indirect               Direct     Indirect

 American Depositary Receipts  22,373,763                               22,373,763                        10.41%
 (ADRs)
 (US8900302089)

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial   Expiration Date         Exercise/Conversion          Number of voting rights       % of voting rights
instrument                                  Period/ Date                 that may be acquired if the
                                                                         instrument is exercised/
                                                                         converted.

N/A



Total (A+B)
Number of voting rights          % of voting rights

92,659,916                       10.78%

(This total represents total
Ordinary shares held and ADRs
converted into Ordinary share
equivalents, at a conversion
ratio of
1 ADR = 4 Ords.)


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

     N/A

Proxy Voting:

10.  Name of the proxy holder:


11.  Number of voting rights proxy holder will cease to hold:


12.  Date on which proxy holder will cease to hold voting rights:


13.  Additional information:


14.  Contact name:

     N C Porter
     Company Secretary
     Tomkins plc


15.  Contact telephone number:

     +44 (0)20 8871 4544

Exhibit 26

30 April 2007

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 868,184,616 Ordinary shares with voting rights. The Company holds 2,865,622 Ordinary shares in Treasury. Therefore the number of voting rights in respect of the issued Ordinary shares is 865,318,994.

In addition, the Company currently has in issue 1,617,400 Convertible Cumulative Preference Shares of US$50, which have a total voting entitlement of 2,257,418 voting rights.

Therefore, the total voting rights in Tomkins plc is 867,576,412.

The above figure (867,576,412) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.


N. C. Porter
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544
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                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  03 May 2007

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary